SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No ___)

(Name of Issuer)

Miller Energy Resources, Inc.

(Title of Class of Securities)

Common Stock

(CUSIP Number)

600527105

(Date of Event Which Requires Filing of this Statement)

December 31, 2012

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 600527105
(1)Names of reporting persons. Seaside 88, LP
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization: Florida
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 2,521,000
(6) Shared voting power
(7) Sole dispositive power: 2,521,000
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person: 2,521,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☑
(11) Percent of class represented by amount in Row 9: 5.8%
(12) Type of reporting person (see instructions): PN

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CUSIP No. 600527105
(1) Names of reporting persons. Seaside 88 Advisors, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization: Florida
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 2,521,000
(6) Shared voting power
(7) Sole dispositive power: 2,521,000
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person: 2,521,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☑
(11) Percent of class represented by amount in Row 9: 5.8%
(12) Type of reporting person (see instructions): PN

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CUSIP No. 600527105
(1) Names of reporting persons. William J. Ritger
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization: USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power: 2,694,687
(7) Sole dispositive power
(8) Shared dispositive power: 2,694,687
(9) Aggregate amount beneficially owned by each reporting person: 2,694,687
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☑
(11) Percent of class represented by amount in Row 9: 6.2%
(12) Type of reporting person (see instructions): IN

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CUSIP No. 600527105
(1) Names of reporting persons. Denis M. O’Donnell
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization: USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power: 2,521,000
(7) Sole dispositive power
(8) Shared dispositive power: 2,521,000
(9) Aggregate amount beneficially owned by each reporting person: 2,521,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☑
(11) Percent of class represented by amount in Row 9: 5.8%
(12) Type of reporting person (see instructions): IN

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Item 1.

Item 1(a) Name of issuer: Miller Energy Resources, Inc., a Tennessee corporation (formerly Miller Petroleum, Inc.)

Item 1(b) Address of issuer's principal executive offices: 9721 Cogdill Road, Suite 302, Knoxville, TN 37932

Item 2.

2(a) Name of person filing:	Seaside 88, LP
Seaside 88 Advisors LLC
William J. Ritger
Denis M. O’Donnell

2(b) Address or principal business office or, if none, residence: 11911 US Highway One, Suite 201-13, North Palm Beach, FL 33408

2(c) Citizenship: Reference is made to Item 4 of pages 2-5 of this Schedule 13G which Items are incorporated herein by reference.

2(d) Title of class of securities: Common Stock, $0.0001 par value per share
2(e) CUSIP No.: 600527105

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act.
b.	☐ Bank as defined in Section 3(a)(6) of the Act.
c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.
d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.
e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4. Ownership

Reference is hereby made to Items 5-9 and 11 of pages 2-5 of this Schedule 13G, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the "Securities") are owned by Seaside 88, LP, a Florida limited partnership ("Seaside"), for which Seaside 88 Advisors, LLC serves as general partner. William J. Ritger and Denis M. O'Donnell, as managing members of the general partner of Seaside, may therefore be deemed to beneficially own the Securities owned by Seaside for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Seaside 88 Advisors, LLC, Mr. Ritger or Dr. O'Donnell is, for any other purpose, the beneficial owner of any of the Securities, and each of Seaside 88 Advisors, LLC, Mr. Ritger and Dr. O'Donnell disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the members of Seaside might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of the number of shares owned includes 2,521,000 shares currently owned by Seaside. In addition, William J. Ritger is a member and manager of Seaside Capital, LLC, which holds 149,145 shares of the issuer, is the trustee of Seaside Capital Trust, which holds 16,542 shares of the issuer, and is the manager and a member of Seaside 21, LLC, which holds 8,000 shares of the issuer. He may, therefore, be deemed to beneficially own the Securities owned by Seaside Capital, LLC, Seaside Capital Trust and Seaside 21, LLC. The shares shown for Mr. Ritger includes the foregoing amounts, although he disclaims beneficial ownership of them, except to the extent of his pecuniary interest in each such entity. Neither of Seaside, Seaside 88 Advisors, LLC nor Denis M. O’Donnell are deemed beneficial owners of the shares held by Seaside Capital, LLC, Seaside Capital Trust or Seaside 21, LLC, for purposes of Rule 13d-3 of the Act.

The calculation of percentage of beneficial ownership in item 11 of pages 2-5 was derived from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2012, filed with the Securities and Exchange Commission on December 10, 2012, in which the Issuer stated that the number of shares of its common stock outstanding as of November 30, 2012 was 43,361,694 shares.

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Item 5.

Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

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Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date February 13, 2013	SEASIDE 88, LP

/s/ William J. Ritger
	By:	SEASIDE 88 ADVISORS, LLC
	By:	William J. Ritger, Manager

SEASIDE 88 ADVISORS, LLC

/s/ William J. Ritger
	By:	William J. Ritger, Manager

WILLIAM J. RITGER

/s/ William J. Ritger
William J. Ritger

DENIS M. O'DONNELL

/s/ Denis M. O’Donnell
Denis M. O’Donnell

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 10

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EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Date February 13, 2013	SEASIDE 88, LP

/s/ William J. Ritger
	By:	SEASIDE 88 ADVISORS, LLC
	By:	William J. Ritger, Manager

SEASIDE 88 ADVISORS, LLC

/s/ William J. Ritger
	By:	William J. Ritger, Manager

WILLIAM J. RITGER

/s/ William J. Ritger
William J. Ritger

DENIS M. O'DONNELL

/s/ Denis M. O’Donnell
Denis M. O’Donnell

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